Advanced Series Trust
Gateway Center Three
Fourth Floor
100 Mulberry Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

December 22, 2010

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention: Ms. Sally Samuel

Re:	Registration Statement on Form N-14 of Advanced Series Trust
File Nos. 333-170722 and 811-05186

Dear Sir/Madam:

On behalf of Advanced Series Trust (referred to herein as the Trust or the Registrant), set forth below are our proposed responses to telephonic comments received by the undersigned from you on December 13, 2010.  Such comments relate to the Registrant’s Registration Statement on Form N-14 (the N-14 Registration Statement), which was originally filed with the U.S. Securities and Exchange Commission (the Commission) on November 19, 2010 pursuant to Rule 488 under the Securities Act of 1933, as amended (the 1933 Act). The Prospectus and Proxy Statement (Prospectus/Proxy Statement), the Statement of Additional Information, and the related exhibits thereto that accompany this letter (collectively, the Amendment) are being filed pursuant to Rule 497 under the 1933 Act and will be used in connection with a special meeting of beneficial shareholders of the AST Neuberger Berman Small-Cap Growth Portfolio (the Neuberger Berman Portfolio), a series of the Registrant, that will be held on February 25, 2010 and any adjournments thereof (the Meeting). At the Meeting, Neuberger Berman Portfolio shareholders will be asked to vote to approve or disapprove the Plan of Reorganization of the Registrant (the Plan), on behalf of the Neuberger Berman Portfolio and the AST Federated Aggressive Growth Portfolio (the Federated Portfolio). Pursuant to the Plan, the assets of the Neuberger Berman Portfolio would be acquired, and the liabilities of the Neuberger Berman Portfolio would be assumed, by the Federated Portfolio, in exchange for the Federated Portfolio’s issuance of shares of beneficial interest in the Federated Portfolio to the Neuberger Berman Portfolio and its beneficial shareholders (collectively, the Reorganization).

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment.  The Commission staff’s comments and the Registrant’s proposed responses are set forth below.

1.                                       Comment

On the cover page of the Prospectus/Proxy Statement, please: (i) include the Registrant’s telephone number under its mailing address; (ii) use the full name of the AST Neuberger Berman Small-Cap Growth Portfolio the first time the name of that fund appears in the first paragraph; and (iii) ensure that all of the information that is required to appear on the cover page of the Prospectus/Proxy Statement pursuant to Item 1 of Form N-14 appears there.

Response

The requested changes have been made to the cover page of the Prospectus/Proxy Statement.

2.                                       Comment

Please present the “Summary” section of the Prospectus/Proxy Statement in accordance with the requirements of Item 3 of Form N-14.

Response

The disclosure appearing in the “Summary” section of the Prospectus/Proxy Statement has been revised to comply with the requirements of Item 3 of Form N-14 in all material respects.  In particular, the Registrant has deleted duplicative disclosures and has streamlined the remaining disclosure in accordance with the provisions of Form N-14.

3.                                       Comment

In the “Fees and Expenses” section of the Prospectus/Proxy Statement, please delete all references to the voluntary and contractual expense caps for the Neuberger Berman Portfolio, the Federated Portfolio and the Federated Portfolio (Pro Forma Surviving) that appear in the footnotes to the fee table because such expense caps are not required to remain in effect for at least one year from the effective date of the Registration Statement.

Response

The requested change has been made to the footnotes to fee table appearing the “Fees and Expenses” section of the Prospectus/Proxy Statement.  The Registrant has, however, included disclosure relating to the voluntary and contractual expense caps for the Neuberger Berman Portfolio, the Federated Portfolio and the Federated Portfolio (Pro Forma Surviving) in the “Management of the Portfolios” section of the Prospectus/Proxy Statement.

4.                                       Comment

Please review the derivatives-related disclosure in the Prospectus/Proxy Statement in light of the July 30, 2010 letter from Barry Miller of the Commission Staff to Karrie McMillan, General Counsel of the Investment Company Institute, and revise as appropriate.

Response

The Registrant reviewed the above-referenced letter and the derivatives-related disclosure contained in the Prospectus/Proxy Statement and believes that the derivatives-related disclosure in the Amendment as revised is accurate in all material respects.

5.                                       Comment

In the first paragraph of the “Management of the Portfolios” section of the Prospectus/Proxy Statement, please expressly identify Neuberger Berman and Federated  as the subadvisers for the Portfolios.

Response

The requested changes have been made to the Amendment.

6.                                       Comment

In the last sentence of the first paragraph of the “Information About the Reorganization—Reasons for the Reorganization” section, please delete the word “including” when referring to the factors considered by the Board of Trustees of the Trust so that the list of factors considered by the Board of Trustees of the Trust as presented in the Prospectus/Proxy Statement is complete.

Response

The requested changes have been made to the Amendment.

7.                                       Comment

In footnote (a) to the Pro Forma Statement of Assets and Liabilities that appears in the “Pro Forma Financial Statements” section of the Statement of Additional Information, please add disclosure to the effect that the Reorganization-related expenses expected to be borne by the Neuberger Berman Portfolio are not reflected in the Statement of Operations.

Response

The requested change has been made in the Amendment.

8.                                       Comment

In the “Pro Forma Financial Statements” section of the Statement of Additional Information, please include notes at the end of such financial statements that address the issues required to be addressed through the application of Form N-14 (e.g., portfolio tax status, security valuation, use of estimates, allocation of reorganization costs, etc.).

Response

The requested changes have been made in the Amendment.

9.                                       Comment

Please confirm that the Plan, the legal opinion of Goodwin Procter LLP, and the power of attorney that comprised a portion of the Initial Filing were not “forms of” such documents and that such documents as included in the Initial Filing represented the executed versions of those documents.

Response

The Registrant hereby confirms that: (i) the Plan, the legal opinion of Goodwin Procter LLP, and the power of attorney that comprised a portion of the Initial Filing were not “forms of” such documents and (ii) such documents as included in the Initial Filing represented the executed versions of those documents.

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) SEC staff comments or Registrant’s changes to disclosure in the Registration Statement in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the Amendment, and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact either the undersigned at (973) 367 — 3161 with any questions.

Sincerely yours,

/s/ John P. Schwartz
John P. Schwartz,
Assistant Secretary of Advanced Series Trust